Exhibit 23.2

INDEPENDENT REGISTERED ACCOUNTING FIRM CONSENT

We consent to the use in this Registration Statement on Form F-1, Amendment No. 8, for Wowjoint Holding, Ltd. and Subsidiaries of our report dated May 20, 2011, relating to the consolidated balance sheets of Wowjoint Holdings, Ltd. and Subsidiaries as of December 31, 2010 and 2009, and as of August 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2010, the four month transition period ended December 31, 2009, and the years ended August 31, 2009 and 2008. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/Sherb & Co., LLP
Sherb & Co., LLP
New York, NY
September 15, 2011